Ex NSAR Item 77C: Submission of matters to a vote of security holders

BTO

Shareholder meeting

The fund held its Annual Meeting of Shareholders on February 18, 2014. The following proposal was considered by the shareholders:

Proposal: Election of four (4) Trustees to serve for a three-year term ending at the 2017 Annual Meeting of Shareholders. Each Trustee was re-elected by the fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	Votes For	Votes Withheld
Independent Trustees
William H. Cunningham	14,449,230.696	418,128.994
Grace K. Fey	14,451,731.632	415,628.058
Hassell H. McClellan	14,451,957.036	415,402.654
Gregory A. Russo	14,465,749.802	401.609.888

Trustees whose term of office continued after the Annual Meeting of Shareholders because they were not up for election are: Charles L. Bardelis, Craig Bromley, Peter S. Burgess, Theron S. Hoffman, Deborah C. Jackson, James M. Oates, Steven R. Pruchansky and Warren A. Thomson.